February 22, 2018

Tom Wood
President and Chief Executive Officer
RemSleep Holdings, Inc.
699 Walnut St. Suite 400
Des Moines, Iowa 50309-3962

       Re: RemSleep Holdings, Inc.
           Item 4.02 Form 8-K
           Filed January 29, 2018
           File No. 000-53450

Dear Mr. Wood:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

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